McCARTER
& ENGLISH
ATTORNEYS AT LAW

February 4, 2010

VIA EMAIL AND US MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
101 F St., N.E.
Washington, DC 20549-3628

Michael M. Horn Partner T. 973.639.2029 F. 973.297.3817 mhorn@mccarter.com	Re:	Pamrapo Bancorp, Inc. Amendment No. 1 to Proxy Statement on Schedule 14A Filed January 27, 2010 by William J. Campbell and James P. Dugan File No. 1-18014

McCarter & English, LLP		Schedule 13D filed by William J. Campbell Filed January 20, 2010 File No. 5-40552
Four Gateway Center
100 Mulberry Street Newark, NJ 07102 T. 973.622.4444 F. 973.624.7070 www.mccarter.com BOSTON HARTFORD NEW YORK NEWARK PHILADELPHIA STAMFORD WILMINGTON
Dear Ms. Duru:

Set forth below are the responses of William J. Campbell and James P. Dugan to the additional comments raised by you in your letter dated February 4, 2010 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed January 27, 2010 by William J. Campbell and James P. Dugan (the “Preliminary Proxy Statement”) and the Schedule 13D filed by William J. Campbell on January 20, 2010 (the “Schedule 13D”).  The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment, each of which is re-typed below.

General

1.           We note your response to prior comment 2.  Other than taking down the referenced blog, your response does not clearly state that Mr. Robert Campbell is not otherwise engaged in the solicitation of proxies.  Supplementally confirm that Mr. Robert Campbell has not engaged in any additional soliciting activities in furtherance of Mr. William Campbell’s solicitation and confirm that he is not currently and will not be in the class of persons described in Instruction 3(a)(vi) of Item 4 of Schedule 14A.

Response:  We note the Staff’s comment above and confirm that Robert Campbell’s activities were limited to posting William J. Campbell’s letters to the shareholders of Pamrapo on an Internet blog.  Robert Campbell has not engaged in any additional soliciting activities in furtherance of William J. Campbell’s solicitation and  is not currently and will not be in the class of persons described in Instruction 3(a)(vi) of Item 4 of Schedule 14A.

In connection with this response to the Commission’s comments, enclosed is a copy of the written statement of William J. Campbell and James P. Dugan, dated January 26, 2010, which was submitted to the Commission as an attachment to our letter dated January 26, 2010 responding to the Staff’s comment letter dated January 22, 2010.  William J. Campbell and James P. Dugan reaffirm the statements made therein.

We appreciate your prompt response to this letter and the revised Preliminary Proxy Statement filed today.  In the event that you have any questions regarding our responses or require additional information, please contact me at 973-639-2029.

Very truly yours,

Michael M. Horn

Enc.

Schedule 3

Statement of William J. Campbell and James P. Dugan

The undersigned acknowledge the following:

•
Mr. Campbell and Mr. Dugan are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement any amendment thereto, and any additional proxy solicitation materials related thereto to the extent of their knowledge information and belief as set forth therein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	Mr. Campbell and Mr. Dugan may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 26, 2010
William J. Campbell

James P. Dugan

Schedule 3

Statement of William J. Campbell and James P. Dugan

The undersigned acknowledge the following:

•
Mr. Campbell and Mr. Dugan are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement any amendment thereto, and any additional proxy solicitation materials related thereto to the extent of their knowledge information and belief as set forth therein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	Mr. Campbell and Mr. Dugan may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 26, 2010
William J. Campbell

James P. Dugan